UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-41072

Iris Energy Limited
(Translation of registrant’s name into English)

Level 12, 44 Market Street
Sydney, NSW 2000 Australia
+61 2 7906 8301
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Notice of Default and Acceleration under Limited Recourse Equipment Financings

On November 2, 2022, Iris Energy Limited (“Iris Energy” or the “Company”) issued a press release providing an update on its financing arrangements and prepayments with Bitmain Technologies Limited.

On November 4, 2022, subsequent to issuance of the Company’s press release, two wholly-owned special purpose vehicles of the Company (the “Non-Recourse SPVs”) received a notice from its lender alleging the occurrence of an event of default and acceleration (the “Purported Acceleration Notice”) under the respective limited recourse equipment financing facilities entered into by each such Non-Recourse SPV with such lender (the “Facilities”). The Purported Acceleration Notice alleges that the Non-Recourse SPVs failed to continue to engage in good faith restructuring discussions pursuant to the agreement between the Non-Recourse SPVs and the lender extending the due date for certain scheduled principal payments to November 8, 2022.

The Purported Acceleration Notice alleges that the failure to engage in good faith restructuring discussions is an immediate “Event of Default” under each Facility and deems a payment default for certain scheduled principal payments on the original due date of October 25, 2022, thereby purporting to declare the entire principal amount of each Facility, together with the accrued and unpaid interest thereon and any other amounts due under the relevant Facility, to be immediately due and payable by each Non-Recourse SPV. The Non-Recourse SPVs disagree with the allegations in the Purported Acceleration Notice.

As of September 30, 2022, the two Non-Recourse SPVs had approximately $32 million and $71 million in principal amount of loans outstanding under the respective Facilities. The Facilities are secured by 1.6 EH/s of Bitcoin miners and 2.0 EH/s of Bitcoin miners (together the “Limited Recourse Miners”) respectively owned by the Non-Recourse SPVs. The lender to each Non-Recourse SPV has no recourse to, and no cross collateralization with respect to, assets of the Company or any of its other subsidiaries pursuant to the terms of the Facilities.

Iris Energy, together with its subsidiaries (collectively, the “Group”), has no debt other than the Facilities and one additional limited recourse equipment financing arrangement at a separate wholly-owned special purpose vehicle of $1 million, secured against 0.2 EH/s of miners. The Group, excluding the Non-Recourse SPVs, has $53 million of cash in the bank as at October 31, 2022 (unaudited preliminary balance).

2.4 EH/s of miners and all of the Group’s data center capacity and development pipeline are unaffected by the limited recourse equipment financing arrangements or Purported Acceleration Notice.

The Non-Recourse SPVs are continuing to engage with the lender in respect of modifying the terms of each Facility. As previously disclosed in the Company’s press release on November 2, 2022, unless a suitable agreement can be reached with the lender with respect to such modified terms, Iris Energy does not intend to provide further financial support to the Non-Recourse SPVs. In this case, the Company expects that neither of those Non-Recourse SPVs will be able to make the scheduled principal payment on November 8, 2022, which would be a default under the Facilities and would permit the lender to declare the Facilities to be immediately due and payable. The Company expects that each Non-Recourse SPV would not have sufficient funds to repay the amounts due under its respective Facility following acceleration. In this case, the lender to each Non-Recourse SPV may seek to pursue one or more remedies available to it, including foreclosing on the Limited Recourse Miners and other assets of the relevant Non-Recourse SPV or otherwise seeking to recover against any assets of the relevant Non-Recourse SPV, any of which could lead to bankruptcy or liquidation of the relevant Non-Recourse SPV.

Following the Company’s receipt of the Purported Acceleration Notice, effective as of November 4, 2022, certain other subsidiaries of the Company terminated their respective hosting arrangements with each of the Non-Recourse SPVs pursuant to which they provided the Non-Recourse SPVs with data center capacity and power. As a result, the Company has available data center capacity and continues to explore opportunities to utilize this capacity to either host third-party miners or to self-mine utilizing additional miners that the Company has available or elects to purchase (or a combination thereof).

On November 4, 2022, the Non-Recourse SPVs and the third wholly-owned special purpose vehicle borrower also received a separate notice of another alleged potential event of default from the lender claiming that they each have failed to maintain sufficient insurance. If not cured within 10 business days, any such default would constitute an “Event of Default” under each applicable facility. These entities have requested the lender to provide particulars of the alleged potential event of default.

The Company is continuing with its previously announced development and construction work at its Mackenzie site in British Columbia, Canada. Construction and energization of the 600MW Childress site in Texas, U.S. also continues to progress. Decisions around how much, and when, data center capacity above an initial 20MW will be built at Childress are being assessed with consideration to the data center capacity available in British Columbia as a result of the termination of the hosting services with the Non-Recourse SPVs.

Forward-Looking Statements

This Report on Form 6-K includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Iris Energy’s future financial or operating performance. For example, forward-looking statements include but are not limited to, the Company’s expected power capacity and operating capacity, and the impact of an event of default and/or acceleration of amounts due under limited recourse equipment financing arrangements in the Company’s special purpose vehicles. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “target”, “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking.

These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Iris Energy’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Iris Energy’s limited operating history with operating losses; electricity outage, limitation of electricity supply or increase in electricity costs; long term outage or limitation of the internet connection at Iris Energy’s sites; any critical failure of key electrical or data center equipment; serial defects or underperformance with respect to Iris Energy’s equipment; failure of suppliers to perform under the relevant supply contracts for equipment that has already been procured which may delay Iris Energy’s expansion plans; supply chain and logistics issues for Iris Energy or Iris Energy’s suppliers; cancellation or withdrawal of required operating and other permits and licenses; customary risks in developing greenfield infrastructure projects; Iris Energy’s evolving business model and strategy; Iris Energy’s ability to successfully manage its growth; Iris Energy’s ability to raise additional financing (whether because of the conditions of the markets, Iris Energy’s financial condition or otherwise) on a timely basis, or at all, which could adversely impact the Company’s ability to meet its capital commitments (including payments due under its hardware purchase contracts with Bitmain) and the Company’s growth plans; Iris Energy’s failure to make certain payments due under any one of its hardware purchase contracts with Bitmain on a timely basis could result in liquidated damages, claims for specific performance or other claims against Iris Energy, any of which could result in a loss of all or a portion of any prepayments or deposits made under the relevant contract or other liabilities in respect of the relevant contract, and could also result in Iris Energy not receiving certain discounts under the relevant contract or receiving the relevant hardware at all, any of which could adversely impact its business, operating expansion plans, financial condition, cash flows and results of operations; the failure of Iris Energy’s wholly-owned special purpose vehicles to make required payments of principal and/or interest under their limited recourse equipment financing arrangements when due or otherwise comply with the terms thereof, as a result of which the lender thereunder has purported to declare the entire principal amount of the relevant loans to be immediately due and payable and we expect that those entities would not have sufficient funds to repay such facilities absent a refinancing, restructuring or modification of the terms of the relevant facility or other relief or waiver from the lender (which those entities may not be able to obtain on commercially reasonable terms or without significant additional cost) and as a result such lender could seek to foreclose on the Bitcoin miners and other assets securing the relevant loans and would have recourse to the assets of the relevant special purpose vehicle, any of which could result in the loss of such Bitcoin miners, materially reduce the Company’s operating capacity, lead to bankruptcy or liquidation of the relevant special purpose vehicles, and materially and adversely impact the Company’s business, operating expansion plans, financial condition, cash flows and results of operations; the terms of any additional financing or any refinancing, restructuring or modification to the terms of any existing financing, which could be less favorable or require Iris Energy to comply with more onerous covenants or restrictions, any of which could restrict its business operations and adversely impact its financial condition, cash flows and results of operations; competition; Bitcoin prices, global hashrate and the market value of Bitcoin miners, any of which could adversely impact the Company’s financial condition, cash flows and results of operations, as well as its ability to raise additional financing and the ability of its wholly-owned special purpose vehicles to make required payments of principal and/or interest on their equipment financing facilities; risks related to health pandemics including those of COVID-19; changes in regulation of digital assets; and other important factors discussed under the caption “Risk Factors” in Iris Energy’s annual report on Form 20-F filed with the SEC on September 13, 2022, as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of Iris Energy’s website at https://investors.irisenergy.co. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this Report on Form 6-K. Any forward-looking statement that Iris Energy makes in this Report on Form 6-K speaks only as of the date of such statement. Except as required by law, Iris Energy disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Preliminary Financial Information

The preliminary financial information for the month of October 2022 included in this Report on Form 6-K is not subject to the same closing procedures as our unaudited quarterly financial results and has not been reviewed by our independent registered public accounting firm. The preliminary financial information included in this Report on Form 6-K does not represent a comprehensive statement of our financial results or financial position and should not be viewed as a substitute for unaudited financial statements prepared in accordance with International Financial Reporting Standards. Accordingly, you should not place undue reliance on the preliminary financial information included in this Report on Form 6-K.

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (File No. 333-261320) of Iris Energy Limited and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Iris Energy Limited

Date: November 7, 2022	By:	/s/ Daniel Roberts
Daniel Roberts
Co-Chief Executive Officer and Director